Exhibit 99.1

Orchard Therapeutics Strengthens Global Manufacturing and Supply Chain Leadership with Appointment of Ran Zheng as Chief Technical Officer

BOSTON AND LONDON, MARCH 18, 2019 - Orchard Therapeutics (NASDAQ: ORTX), a leading commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies, today announced the appointment of Ran Zheng to the newly created position of chief technical officer. Upon joining Orchard, Ms. Zheng will oversee multiple related functions, including process development, manufacturing, quality, facilities and engineering, supply chain, and CMC program management. Ms. Zheng, who brings more than 20 years of experience in technical operations, will report to Mark Rothera, president and chief executive officer of Orchard, and serve as a member of the executive leadership team.

“Technical operations play a pivotal role in the development, manufacture and delivery of our personalized gene therapy medicines. We are pleased that Ran is joining Orchard at this important juncture as we continue to invest in and scale our technical operations and quality systems on a global level,” said Mark Rothera. “Ran’s depth of experience will help to ensure integration and leadership across these functions, which are critical as we prepare to commercialize multiple pioneering gene therapy programs to serve patients in the coming years.”

“As chief technical officer, Ran will oversee all aspects of manufacturing and supply chain management, previously led by Stewart Craig who recently stepped down from his role as chief manufacturing officer at Orchard,” Mr. Rothera added.

Ms. Zheng has spent the last 16 years with Amgen in roles of increasing responsibility in operations. Most recently, she served as vice president of development supply chain, overseeing end-to-end supply chain, development labs and pilot plants and manufacturing operations across multiple geographic locations to enable Amgen’s global clinical development, product launch, commercial supply and technology innovation. Prior to Amgen, Ms. Zheng held various leadership positions in process development and process engineering at Diosynth and Genzyme. Ms. Zheng holds a Bachelor of Science degree from Beijing Forestry University and Master of Science degree in Microbial Engineering and Chemical Engineering from the University of Minnesota.

Ms. Zheng said, “I am delighted to join the Orchard team as the organization continues its rapid growth and transformation to a fully integrated, global biotechnology company. I am committed to Orchard’s mission to transform the lives of patients through innovative gene therapies, and look forward to collaborating with the executive leadership team, staff members, stakeholders and external partners to deliver continued success.”

About Orchard
Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies.

Orchard’s portfolio of autologous, ex vivo, hematopoietic stem cell gene therapies includes Strimvelis, the first such treatment approved by the European Medicines Agency for severe combined immune deficiency due to adenosine deaminase deficiency (ADA-SCID). Additional programs for neurometabolic disorders, primary immune deficiencies and hemoglobinopathies include three advanced registrational studies for metachromatic leukodystrophy (MLD), ADA-SCID and Wiskott-Aldrich syndrome (WAS), clinical programs for X-linked chronic granulomatous disease (X-CGD) and transfusion-dependent beta-thalassemia (TDBT), as well as an extensive preclinical pipeline.

Orchard currently has offices in the U.K. and the U.S., including London, San Francisco and Boston.

Forward-Looking Statements

This press release contains certain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions that are intended to identify forward-looking statements.  Forward-looking statements include express or implied statements relating to, among other things, Orchard’s ability to scale its operations and systems on a global level, its ability to commercialize its product candidates, if approved, and the therapeutic potential of its product candidates. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond Orchard’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, without limitation: the risk that any one or more of Orchard’s product candidates will not be successfully developed or commercialized, the risk of cessation or delay of any of Orchard’s ongoing or planned clinical trials, the risk that prior results, such as signals of safety, activity or durability of effect, observed from preclinical studies or clinical trials will not be replicated or will not continue in ongoing or future studies or trials involving Orchard’s product candidates, and the risk of delays in Orchard’s ability to commercialize its product candidates, if approved.  Orchard undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. For additional disclosure regarding these and other risks faced by Orchard, see the disclosure contained in Orchard’s public filings with the Securities and Exchange Commission.

Contacts

Corporate & Investor contact

Renee Leck

Orchard Therapeutics

+1 862-242-0764

Renee.Leck@orchard-tx.com

Media contact

Allison Blum, Ph.D.
LifeSci Public Relations
+1 516-655-0842
Allison@lifescipublicrelations.com